Chart Acquisition Corp.
75 Rockefeller Plaza, 14th Floor, New York, New York 10019

                July 12, 2012

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:           Chart Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2012 regarding our Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 19, 2012. A marked version of Amendment No. 6 to the Registration Statement (“Amendment No. 6”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

Please note that in addition to our responses to the Staff's questions, we have revised the Registration Statement to reflect the following new items and terms:

•	reduction of the offering size from 10,000,000 units to 7,500,000 units;
•	increase of the per-public share amount held in trust from 100.6% to 101%;
•	the Company’s 0.75-for-1 reverse stock-split in connection with the reduced offering size; and
•	introduction of a new “qualified independent underwriter”

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and(b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

°
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

°
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  The Company has added the applicable disclosure in accordance with the Staff’s comments.

Age of Financial Statements

2.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:  The Company notes the Staff’s comments and has included updated financial statements with this Amendment No. 6.

Accountants’ Consent

3.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:  The Company notes the Staff’s comment and has included a currently dated accountants’ consent as part of Amendment No. 6, and acknowledges notes the Staff’s reference to Rule 402 of Regulation C.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., Douglas S. Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady

Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)